UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G6333L101

(CUSIP Number)

New Leaf Ventures

420 Lexington Avenue, Suite 408

New York, NY 10170

Attn: Craig Slutzkin

(646) 871-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. New Leaf Ventures III, L.P. (“NLV III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,071,688 ordinary shares, except that (a) New Leaf Venture Associates III, L.P. (“NLV Associates III”), the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) New Leaf Venture Management III, L.L.C. (“NLV Management III”), the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Ronald M. Hunt, a member of the Issuer’s board of directors (“Hunt”) and Vijay K. Lathi (“Lathi”), the managing directors of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,071,688 ordinary shares, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,071,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

Based on 14,868,973 ordinary shares of the Issuer outstanding as of October 31, 2019, reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the United States Securities and Exchange Commission on November 12, 2019 (the “Form 10-Q”).

1.	Names of Reporting Persons. New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

384,615 ordinary shares, except that (a) New Leaf BPO Associates II, L.P. (“NLBA II”), the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) New Leaf BPO Management II, L.L.C. (“NLB Management II”), the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) Hunt, a member of the Issuer’s board of directors, and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

384,615 ordinary shares, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 14,868,973 ordinary shares of the Issuer outstanding as of October 31, 2019, reported on the Issuer’s Form 10-Q.

1.	Names of Reporting Persons. New Leaf Venture Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,071,688 ordinary shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,071,688 ordinary shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,071,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 14,868,973 ordinary shares of the Issuer outstanding as of October 31, 2019, reported on the Issuer’s Form 10-Q.

1.	Names of Reporting Persons. New Leaf BPO Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

384,615 ordinary shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote such shares, and (c) Hunt, a member of the Issuer’s board of directors, and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

384,615 ordinary shares, all of which are owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, (b) NLB Management II, the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of such shares, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 14,868,973 ordinary shares of the Issuer outstanding as of October 31, 2019, reported on the Issuer’s Form 10-Q.

1.	Names of Reporting Persons. New Leaf Venture Management III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,071,688 ordinary shares, all of which are directly owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares owned by NLV III, (b) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of such shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,071,688 ordinary shares, all of which are directly owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (b) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,071,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	Based on 14,868,973 ordinary shares of the Issuer outstanding as of October 31, 2019, reported on the Issuer’s Form 10-Q.

1.	Names of Reporting Persons. New Leaf BPO Management II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

384,615 ordinary shares, all of which are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, and (c) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote all of such shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

384,615 ordinary shares, all of which are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, and (d) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,615
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	Based on 14,868,973 ordinary shares of the Issuer outstanding as of October 31, 2019, reported on the Issuer’s Form 10-Q.

1.	Names of Reporting Persons. Ronald M. Hunt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,241 ordinary shares underlying fully vested stock options owned directly by Hunt.
	8.

Shared Voting Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote all of the shares owned by BioPharma II.

	9.	Sole Dispositive Power 11,241 ordinary shares underlying fully vested stock options owned directly by Hunt.
	10.

Shared Dispositive Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of the shares owned by BioPharma II.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,544
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]

Based on 14,880,214 ordinary shares of the Issuer, calculated as follows: (i) 14,868,973 outstanding as of October 31, 2019, reported on the Issuer’s Form 10-Q, plus (ii) 11,241 ordinary shares underlying fully vested stock options granted to Mr. Hunt in his capacity as a member of the Issuer’s board of directors.

1.	Names of Reporting Persons. Vijay K. Lathi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to vote such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to vote all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to vote all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to vote all of the shares owned by BioPharma II.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

1,456,303 ordinary shares, of which (i) 1,071,688 shares are directly owned by NLV III, and (ii) 384,615 shares are directly owned by Biopharma II, except that (a) NLBA II, the sole general partner of Biopharma II, may be deemed to have sole power to dispose of such shares owned by Biopharma II, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLB Management II, as the sole general partner of NLBA II and ultimate general partner of Biopharma II, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma II, (d) NLV Management III, as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, (e) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLV Management III, may be deemed to have shared power to dispose of all of the shares owned by NLV III and (f) Hunt, a member of the Issuer’s board of directors and Lathi, the managing directors of NLB Management II, may be deemed to have shared power to dispose of all of the shares owned by BioPharma II.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,456,303
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]	Based on 14,868,973 ordinary shares of the Issuer outstanding as of October 31, 2019, reported on the Issuer’s Form 10-Q.

SCHEDULE 13D

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2018 (the “Original Schedule 13D”), by New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLV Associates III”), New Leaf Biopharma Opportunities II, L.P. (“Biopharma II”), New Leaf BPO Associates II, L.P. (“NLBA II”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), New Leaf BPO Management II, L.L.C. (“NLB Management II”), Ronald M. Hunt, a member of the Issuer’s board of directors (“Hunt”), and Vijay K. Lathi (“Lathi,” and collectively with the foregoing entities and individuals, the “Reporting Persons”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

(a)

Liam Ratcliffe, a reporting person on the Original Schedule 13D, is no longer a member of NLV Management, and accordingly, is no longer a Reporting Person. Isaac J. Manke, a reporting person on the Original Schedule 13D, is no longer a member of NLB Management II, and accordingly, is no longer a Reporting Person.

(b)

The principal business address of each of the Reporting Persons, except Lathi is c/o New Leaf Venture Partners, 420 Lexington Avenue, Suite 408, New York, NY 10170. The principal business address of Lathi is c/o New Leaf Venture Partners, 2730 Sand Hill Road, Suite 110, Menlo Park, CA 94025.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following new paragraphs:

On June 13, 2019, Hunt was granted 5,703 options to purchase Ordinary Shares pursuant to the Issuer’s 2018 Equity Incentive Plan (the “Director Options”). The Director Options will vest on June 13, 2020, subject to Hunt providing continuous service to the Issuer through such date. Such Director Options are not reflected in Hunt’s cover page above because they are not exercisable within 60 days of this Amendment.

On January 16, 2020, NLV III agreed to purchase 2,208 Units (as defined in Item 4 below) for an aggregate purchase price equal to $2,208,000 from the Issuer (as defined in Item 4 below), and Biopharma Opportunities II agreed to purchase 792 Units for an aggregate purchase price equal to $792,000 from the Issuer (as defined in Item 4 below). The Reporting Persons obtained the amounts required for all purchases of the Units from their working capital.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following new paragraphs:

On January 16, 2020, Iterum Therapeutics Bermuda Limited, a company formed under the laws of Bermuda (the “Issuer”) and a wholly-owned subsidiary of Iterum Therapeutics plc (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with the Company, the Company’s wholly-owned subsidiaries and a group of accredited investors, as set forth therein (the “Investors”), pursuant to which the Issuer agreed to issue and sell to the Investors in a private placement (the “Private Placement”) approximately $51.9 million aggregate principal amount of its 6.500% exchangeable senior subordinated notes due 2025, a copy of which is listed as Exhibit G hereto and incorporated herein by reference (the “Exchangeable Notes”), and $0.1 million aggregate principal amount of its limited recourse royalty-linked subordinated notes, a copy of which is listed as Exhibit H hereto and incorporated herein by reference (the “RLNs” and, together with the Exchangeable Notes, the “Securities”). The Securities were sold in units (the “Units”) with each Unit consisting of $1,000 principal amount of Exchangeable Notes and 50 RLNs. The Units were sold at a price of $1,000 per Unit. The Issuer’s obligations under the Securities will be guaranteed by the Company and its wholly-owned subsidiaries (collectively, the “Guarantors”). The Investors include two of the Reporting Persons: NLV III, L.P. agreed to purchase 2,208 Units for an aggregate purchase price equal to $2,208,000, and Biopharma II agreed to purchase 792 Units for an aggregate purchase price equal to $792,000.

The Exchangeable Notes will be exchangeable into Ordinary Shares (“Exchange Shares”) at an initial exchange rate of 1,000 shares per $1,000 principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $1.00 per Ordinary Share), subject to adjustment, as described in response to Item 6, below. Holders of RLNs will be entitled to receive payments based solely on a percentage of the Company’s net revenues from U.S. sales of specified sulopenem products, as described in response to Item 6, below.

Pursuant to the Purchase Agreement, the Company agreed with the Investors to seek shareholder approval (i) as may be required by the applicable rules and regulations of the Nasdaq Stock Market to permit the issuance of the Exchange Shares (as defined below) issuable in connection with the exchange of all Exchangeable Notes issued to the Investors (the “Shareholder Approval”), (ii) to increase the authorized number of Ordinary Shares under the Company’s constitution to permit the issuance of Exchange Shares issuable in connection with the exchange of all Exchangeable Notes issued to the Investors (“Authorized Shares Approval”) and (iii) as may be required under Irish takeover rules to facilitate the issuance of Exchange Shares without triggering a requirement for a mandatory offer under Irish takeover rules. In addition, the Company agreed to undertake an offering of subscription rights to purchase additional Units (the “Rights Offering”) to the Company’s other shareholders that are not Investors pursuant to the Purchase Agreement.

(iv)

Pursuant to Section 5.5 of the Purchase Agreement, each Investor, other than Salthill Investors (Bermuda) L.P. and Salthill Partners, L.P. (the “Wellington Entities”), has agreed with the Issuer that in connection with any action taken by the holders of the capital stock of the Issuer, such Investor shall vote all outstanding Ordinary Shares (other than Exchange Shares issued upon the exchange of any Exchangeable Note) that are owned beneficially or of record by such Investor in favor of the Shareholder Approval, the Authorized Shares Approval and the Rule 9 Whitewash (as each such term is defined in the Purchase Agreement).

Pursuant to Section 7(l) of the Investor Rights Agreement (as defined below), under certain circumstances, each of the Investors other than the Wellington Entities, agrees with the Issuer that such Investor shall, cause the voting of all such Ordinary Shares or other outstanding voting equity securities owned (whether beneficially or of record) by them or otherwise available to be voted by them or any of their affiliates from time to time (whether at any annual or extraordinary general meeting of the shareholders, by written consent or otherwise), in favor of the election of the Investor Designees (as defined in the Investor Rights Agreement) to the Issuer’s board of directors and against any proposal to remove such Investor Designees.

By virtue of Section 5.5 of the Purchase Agreement and Section 7(l) of the Investor Rights Agreement and the obligations and rights thereunder, the Reporting Persons and certain of the Investors and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Act. Based on information reported by the Issuer, such a “group” would be deemed to beneficially own approximately 66% of the Issuer’s Ordinary Shares calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any securities that they may be deemed to beneficially own solely by reason of the aforementioned provisions of the Purchase Agreement and the Investor Rights Agreement. Certain entities affiliated with such other Investors are separately making Schedule 13D filings reporting their beneficial ownership of Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

The first line of Item 5 of the Original Schedule 13D is hereby deleted.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to include the following paragraphs:

Purchase Agreement

The Investors, the Issuer and the Guarantors entered into the Purchase Agreement in connection with the Private Placement. A description of the material terms of the Purchase Agreement is set forth in response to Item 4 above, and a copy of the Purchase Agreement is listed as Exhibit I hereto and incorporated herein by reference.

Exchangeable Note Indenture and the Exchangeable Notes

In connection with the transactions contemplated by the Purchase Agreement, on January 21, 2020 (the “Closing Date”), the Issuer and the Guarantors entered into an indenture (the “Exchangeable Note Indenture”) with respect to the Exchangeable Notes with U.S. Bank National Association, as trustee (the “Exchangeable Notes Trustee”). The Exchangeable Notes will mature on January 31, 2025, unless earlier exchanged, redeemed or repurchased in accordance with their terms, and will bear simple, non-compounding interest at a rate of 6.500% per year, payable solely on the date of maturity.

The Exchangeable Notes will be senior subordinated obligations of the Issuer and will be guaranteed on a senior subordinated basis by the Guarantors (the “Exchangeable Note Guarantees”). The Exchangeable Notes and Exchangeable Note Guarantees will be unsecured and rank equally with all of the Issuer’s and each Guarantor’s existing and future senior obligations. The Exchangeable Notes will be senior in right of payment to any of the Issuer’s and each Guarantor’s future obligations that are, by their terms, expressly subordinated in right of payment to the Exchangeable Notes and Exchangeable Note Guarantees. The Exchangeable Notes and Exchangeable Note Guarantees will be subordinated to the Issuer’s and the Guarantors’ obligations to Silicon Valley Bank (“SVB”), including their obligations pursuant to the Loan and Security Agreement, dated as of April 27, 2018 and amended as of January 16, 2020, with SVB (the “Loan Agreement”) and any refinancings thereof, subject to the terms of the Exchangeable Note Indenture. In addition, the Exchangeable Notes and Exchangeable Note Guarantees will be effectively subordinated to the Issuer’s and each Guarantor’s secured obligations, including obligations under the Loan Agreement, to the extent of the value of the collateral securing such obligations.

The Exchangeable Notes will be exchangeable, at the Company’s election, into Ordinary Shares, cash or a combination of Ordinary Shares and cash, at an initial exchange rate of 1,000 shares per $1,000 principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $1.00 per Ordinary Share). The exchange rate will be subject to anti-dilution adjustments, including weighted-average anti-dilution protections and other customary anti-dilution protections, as set forth in the Exchangeable Note Indenture.

Subject to the terms of the Exchangeable Note Indenture, on or after the one-year anniversary of the Closing Date until the second scheduled trading day immediately preceding January 15, 2025, holders may exchange the Exchangeable Notes at any time. In addition, the Exchangeable Notes will be mandatorily exchangeable if, following the one-year anniversary of the Closing Date and on or prior to January 1, 2025, (i) the U.S. Food and Drug Administration (“FDA”) accepts for filing a new drug application by the Company or any of its affiliates for specified sulopenem products; (ii) the Company has at least $75 million of unrestricted cash, on a consolidated basis without including any net proceeds from sales of the Securities to the Investors and any other financing provided by the Investors after the date of the Exchangeable Note Indenture; and (iii) the daily volume-weighted average price of the Ordinary Shares has been at least $8.00 for 60 consecutive trading days.

The Issuer may at any time on or after the earliest of (i) the later of (x) the date on which certain ownership caps set forth in the Exchangeable Note Indenture no longer apply and (y) one year from the Closing Date, (ii) the consummation of a “fundamental change,” as defined in the Exchangeable Note Indenture, and (iii) the date that the Company enters into a definitive agreement relating to a fundamental change, and, in each case, upon written consent of the holders of any outstanding senior debt, redeem for cash all or a portion of the Exchangeable Notes, at its option. The redemption price will be equal to (a) 115% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs on or after the approval by the FDA of a new drug application (“FDA Approval”) by the Company for specified sulopenem products and there has been a commercial sale of such a product (collectively, the “Redemption Payment Event”), (b) 300% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs prior to the Redemption Payment Event, or (c) if a change of control transaction is consummated prior to or within 120 days after the applicable redemption date, the greater of (x) 300% of the principal amount of the Exchangeable Note to be redeemed and (y) the consideration that the holder of the Exchangeable Note to be redeemed would have received in connection with such change of control transaction if the Exchangeable Note had been exchanged immediately prior thereto ((x) and (y) collectively, the “Change of Control Price”), plus, in each case, any accrued and unpaid interest to, but excluding, the redemption date.

If the Company undergoes a “fundamental change,” as defined in the Exchangeable Note Indenture, prior to January 15, 2025, Exchangeable Note holders may require the Issuer to repurchase for cash all or any portion of their Exchangeable Notes at a fundamental change repurchase price equal to (i) the Change of Control Price, if the fundamental change is not a liquidation event, or (ii) 100% of the principal amount of the Exchangeable Notes to be repurchased, if the fundamental change is a liquidation event, plus, in each case, any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Exchangeable Note Indenture contains customary terms and certain affirmative covenants, including that upon certain events of default occurring and continuing, either the Exchangeable Notes Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Exchangeable Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the Exchangeable Notes to be due and payable. In addition, the Exchangeable Note Indenture contains negative covenants which, among other things and subject to specified exceptions, prohibit the Issuer and the Guarantors (and their subsidiaries) from (i) incurring any indebtedness that is not permitted by the Exchangeable Note Indenture or amending the terms of any subordinated indebtedness, (ii) entering into strategic transactions or transferring any material assets, (iii) undergoing a change of control transaction (as defined in the Exchangeable Note Indenture), other than a change of control transaction in which each holder of an outstanding Exchangeable Note receives cash consideration of at least 300% of the outstanding principal amount of such Exchangeable Note, (iv) amending or terminating the Company’s license agreement with Pfizer Inc., (v) acquiring other assets or businesses other than in the ordinary course of business or making any loans or other capital contributions or investments in any other person, (vi) entering into transactions with a significant shareholder (as defined in the Exchangeable Note Indenture), and, in addition, prohibit the Company from redeeming or repurchasing any of its capital stock, in each case without first obtaining the consent of the holders representing at least sixty six and two third percent (66 2/3%) of the aggregate principal amount of Exchangeable Notes outstanding, which consent will be subject to a veto right of the holders of 30% of the outstanding Exchangeable Notes.

Pursuant to the Exchangeable Note Indenture, unless the Company obtains the Shareholder Approval, the Exchangeable Notes issued to the Investors will not be exchangeable for Ordinary Shares to the extent that upon an exchange, among other things, (i) the number of Ordinary Shares then beneficially owned by the holder would exceed 19.99% of the total number of Ordinary Shares issued and outstanding, (ii) the shares issued, when aggregated with any other Ordinary Shares beneficially owned by the holder, would otherwise result in a “change of control” of the Company within the meaning of Nasdaq Listing Rules or (iii) the shares issued, together with all other Ordinary Shares issuable upon exchange of the Exchangeable Notes issued to the Investors, would exceed 19.99% of the issued and outstanding Ordinary Shares immediately prior to the issuance of the Exchangeable Notes to the Investors. In addition, unless the Company obtains the Authorized Shares Approval, the Exchangeable Notes issued to the Investors will not be exchangeable for Ordinary Shares to the extent the shares issued, together with all other Ordinary Shares issuable upon exchange of the Exchangeable Notes issued to the Investors, would exceed the Ordinary Shares available for issuance (less certain reserved shares). The Exchangeable Note Indenture also contains additional restrictions on the issuance of Ordinary Shares in respect of certain Irish laws.

RLN Indenture and the RLNs

In connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, the Issuer and the Guarantors entered into an indenture (the “RLN Indenture”) with respect to the RLNs with Iterum Holders’ Representative LLC (an affiliate of Sarissa Capital Management LP), as the representative of the RLN holders, and Computershare Trust Company, N.A., as trustee (the “RLN Trustee”).

Holders of RLNs will be entitled to payments based solely on a percentage of the Company’s net revenues from U.S. sales of specified sulopenem products (“Specified Net Revenues”). Payments will be due within 75 days of the end of each six-month payment measuring period (a “Payment Measuring Period”), beginning with the Payment Measuring Period ending June 30, 2020 until (i) the “Maximum Return” (as described below) has been paid in respect of the RLNs, or (ii) the “End Date” occurs, which is December 31, 2045, or (iii) December 31, 2025, in the event that the Company has not yet received FDA Approval with respect to one or more specified sulopenem products by such date. The aggregate amount of payments in respect of all RLNs during each Payment Measuring Period will be equal to the product of total Specified Net Revenues earned during such period and the applicable payment rate (the “Payment Rate”), determined based on which of the specified sulopenem products have received FDA Approval. The Payment Rate will be based on the maximum aggregate principal amount of RLNs and will equal (i) up to 15% if the Company or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of uncomplicated urinary tract infections and (ii) up to 20% if the Company or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of complicated urinary tract infections but has not received FDA Approval for treatment of uncomplicated urinary tract infections. Each RLN will receive its pro rata share of the interest payable in respect of RLNs, based on the portion such RLN’s principal amount comprises of the aggregate principal amount of all of the RLNs.

Prior to the End Date, the Issuer will be obligated to make payments on the RLNs from Specified Net Revenues until each RLN has received payments equal to $160.00 (or 4,000 times the principal amount of such RLN) (the “Maximum Return”). The principal amount of the RLNs, equal to $0.04 per RLN, is the last portion of the Maximum Return amount to which payments from Specified Net Revenue are applied. If any portion of the principal amount of the outstanding RLNs has not been paid as of the End Date, the Issuer must pay the unpaid portion of the principal amount. If the Issuer fails to pay any amounts on the RLNs that are due and payable, such defaulted amounts will accrue default interest at a rate per annum equal to the prime rate plus three percent (3.00%). Default interest will also accrue on the Principal Amount Multiple (as defined in the RLN Indenture) as a result of certain other defaults under the RLN Indenture at a rate per annum equal to four percent (4.00%).

The RLNs will be senior subordinated obligations of the Issuer and will be guaranteed on a senior subordinated basis by the Guarantors (the “RLN Guarantees”). Payment obligations that arise in respect of the RLNs and RLN Guarantees will be unsecured and rank equally with all of the Issuer’s and each Guarantor’s existing and future senior obligations, other than the Issuer’s and each Guarantor’s obligations to SVB. The RLNs will be senior in right of payment to any of the Issuer’s and each Guarantor’s future obligations that are, by their terms, expressly subordinated in right of payment to the RLNs and RLN Guarantees. The RLNs and RLN Guarantees will be subordinated to the Issuer’s and the Guarantors’ obligations to SVB, including their obligations pursuant to the Loan Agreement and any refinancings thereof, subject to the terms of the RLN Indenture. In addition, the RLNs and RLN Guarantees will be effectively subordinated to the Issuer’s and each Guarantor’s secured obligations, including obligations under the Loan Agreement, to the extent of the value of the collateral securing such obligations.

The Issuer may at any time redeem for cash all, but not less than all, of the RLNs, at its option. The redemption price per RLN will be equal to the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any). Upon a change of control of the Company, the Company will require the ultimate beneficial owner or owners controlling the acquiring person or persons to guarantee the obligations of the Issuer under the RLN Indenture. In the event that a change of control occurs before the Company receives FDA Approval with respect to one or more specified sulopenem products, the redemption price per RLN will be reduced to 50% of the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any).

In the event the Issuer fails to make payments on the RLNs when due, the sole remedy of the holders of the RLNs will be to institute suit for payment of any such defaulted amounts and any default interest, and no holder will have the right to accelerate payment of any amount in respect of the RLNs, to demand payment of monetary damages (other than such defaulted amounts and any default interest), or to demand payment of the Maximum Return in respect of any RLN prior to any date that any such amount would otherwise become due and payable. In no event shall the Issuer be obligated to make any payment in respect of the RLNs (other than principal and certain default interest) on account of any assets or properties of the Issuer other than the Specified Net Revenues.

The RLN Indenture contains certain terms including affirmative covenants. In addition, the RLN Indenture contains negative covenants which, among other things and subject to specified exceptions, prohibit the Issuer or the Guarantors from (i) selling, transferring or assigning certain assets, (ii) permitting certain subsidiaries of the Company from undergoing a change of control, (iii) agreeing to the creation of certain liens or encumbrances that may reduce the amount of payments under the RLNs, (iv) agreeing to certain amendments, waivers, terminations, assignments or delegations under the Company’s license agreement with Pfizer Inc. and (v) taking others action outside the ordinary course of the business that would reasonably be expected to reduce the amount of payments under the RLNs, in each case without first obtaining the consent of the holders of RLNs representing the right to receive no less than a majority of the aggregate principal amount of the outstanding RLNs, which consent will be subject to a veto right of the holders of 30% of the outstanding RLNs.

Investor Rights Agreement

In connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, the Issuer and the Guarantors entered into an investor rights agreement (the “Investor Rights Agreement”) with the Investors, a copy of which is listed as Exhibit J hereto and incorporated herein by reference. As set forth in the Investor Rights Agreement, the Issuer and the Guarantors will agree to file a registration statement covering (a) in the case of a registration statement on Form S-1, the resale of the Exchangeable Notes, the Ordinary Shares issuable in connection with the exchange of the Exchangeable Notes (the “Exchange Shares”) and the RLNs or (b) in the case of a registration statement on Form S-3, the Exchange Shares (the securities in (a) and (b) together, the “Registrable Securities”). Under the Investor Rights Agreement, the Company will agree to file an initial registration statement covering the resale by the Investors of their Registrable Securities within 10 business days following the later of (x) the earlier of (I) the consummation of the Rights Offering and (II) one year following the Closing Date and (y) the date on which the number of unissued Ordinary Shares available for issuance (less certain reserved shares) is greater than the total number of Ordinary Shares issuable upon exchange of the then-outstanding Exchangeable Notes (the “Registration Trigger”). The Issuer and the Guarantors will agree to use their best efforts to cause the initial registration statement to be declared effective within 60 days after the Registration Trigger or as soon as practicable thereafter and to keep a registration statement on Form S-1 or Form S-3, depending on the circumstances specified in the Investor Rights Agreement, effective until the earlier of the date (i) the Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction or (ii) that is six years following the date the initial registration statement initially becomes effective. The Issuer and certain of the Guarantors will agree to be responsible for certain fees and expenses incurred in connection with the registration of the Registrable Securities (other than discounts, commissions and fees of underwriters, selling brokers and dealer managers).

In the event (i) a registration statement has not been timely filed or (ii) during the required effectiveness period a registration statement covering the Registrable Securities ceases to be effective for resales of Registrable Securities for more than 60 consecutive days or for more than 120 days in any 12-month period (together, a “Registration Default”), then, subject to certain limited exceptions, (a) with respect to Registrable Securities that constitute Exchangeable Notes, the interest rate on such Exchangeable Notes will be increased by 0.25% per annum for each 90-day period of such Registration Default, up to a maximum increase of 1.00% per annum and (b) with respect to Registrable Securities that constitute RLNs, interest will accrue at 0.25% per annum on the Principal Amount Multiple (as defined in the RLN Indenture) of such RLNs for the first 90-day period of such Registration Default and an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum of 1.00% per annum. Such interest will become due and payable, in the case of the RLNs, on each interest payment date during which such Registration Default is continuing and, in the case of the Exchangeable Notes, upon a redemption, fundamental change repurchase or the date of maturity.

The Issuer and the Guarantors will grant the Investors customary indemnification rights in connection with the registration statement(s) to be filed pursuant to the Investor Rights Agreement. The Investors will also grant the Issuer and the Guarantors customary indemnification rights in connection with the registration statement(s).

Item 7. Material to be Filed as Exhibits.

Exhibit G - Form of Indenture relating to 6.500% Exchangeable Senior Subordinated Notes due 2025 (filed as Exhibit No. 4.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference)

Exhibit H - Form of Indenture relating to Limited Recourse Royalty-Linked Subordinated Notes (filed as Exhibit No. 4.3 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference)

Exhibit I - Securities Purchase Agreement, dated June 15, 2020 (filed as Exhibit No. 10.1 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference)

Exhibit J - Form of Investor Rights Agreement (filed as Exhibit No. 10.2 to Issuer’s Current Report on Form 8-K, filed with the SEC on January 17, 2020, and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2020

NEW LEAF VENTURES III, L.P.

By:	New Leaf Venture Associates III, L.P.
By: New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES II, L.P.

By:	New Leaf BPO Associates II, L.P.
By: New Leaf BPO Management II, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	New Leaf Venture Management III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES II, L.P.

By:	New Leaf BPO Management II, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

NEW LEAF BPO MANAGEMENT II, L.L.C.

By:	/s/ Craig Slutzkin
Chief Financial Officer

RONALD M. HUNT

By:	*
Ronald M. Hunt

VIJAY K. LATHI

By:	*
Vijay K. Lathi

*By:	/s/ Craig Slutzkin
Name:	Craig Slutzkin
Attorney-in-Fact

*	This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.